EXHIBIT 3.1

BE IT RESOLVED, that current Article VII, Section B of the Company’s charter is hereby deleted and new Article VII, Section B is hereby approved, adopted, inserted and provided for, so that Article VII, Section B, as amended, shall read in full and in its entirety as follows:

            “B. No holder of Common Stock shall be entitled to preemptive rights and preemptive rights shall not exist with respect to shares or securities of the Corporation.”